Exhibit 12
SOLUTIA INC.
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Successor	Predecessor
	Ten Months	Two Months	Twelve Months	Twelve Months	Twelve Months	Twelve Months
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	February 29,	December 31,	December 31,	December 31,	December 31,
	2008	2008	2007	2006	2005	2004

Income (loss) from continuing operations, before income taxes and equity earnings (loss) from affiliates (1)	(1)	1,466	(251)	(80)	(85)	(231)

Add:
Fixed charges	141	19	121	85	64	95
Amortization of capitalized interest	—	—	2	1	2	4
Dividends from affiliated companies	—	—	—	25	—	—

Less:
Interest capitalized	(3)	(1)	(5)	(4)	(3)	(3)

Income as adjusted	137	1,484	(133)	27	(22)	(135)

Fixed charges
Interest expensed and capitalized	135	18	117	81	60	90
Estimate of interest within rental expense	6	1	4	4	4	5

Fixed charges	141	19	121	85	64	95

Ratio of Earnings to Fixed Charges (2)	0.97	78.11	(1.10)	0.32	(0.34)	(1.42)

(1)
Income (loss) from continuing operations includes net restructuring charges and other (gains)/charges of $96 million for the ten months ended December 31, 2008, ($2) million for the two months ended February 29, 2008, $35 million for the year ended December 31, 2007, $5 million for the year ended December 31, 2006, 14 million for the year ended December 31, 2005, and $97 million for the year ended December 31, 2004.

(2)
Earnings for the ten months ended December 31, 2008 and the years ended December 31, 2007, 2006, 2005, and 2004, would have to be $4 million, $254 million, $58 million, $86 million, and $230 million more, respectively, in order to achieve a one-to-one ratio.